FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO SELL MINORITY STAKE IN BANK OF SHANGHAI
*** China remains a priority market for HSBC ***

The Hongkong and Shanghai Banking Corporation Limited ('HSBC Asia Pacific'), a wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its entire 8.0% shareholding in Bank of Shanghai Co., Ltd. ('BoS') to Banco Santander, S.A.

HSBC Asia Pacific's 8.0% shareholding in BoS was accounted for as an available-for-sale asset with a fair value of HK$3,629m (approximately US$468m) in the balance sheet at 30 September 2013.

Peter Wong, Chief Executive Officer of HSBC Asia Pacific, said: "This transaction is another step as we continue to execute the Group's strategy. With such a large and important market as China, our ability to focus on core businesses becomes much more vital. Our priorities going forward will emphasise the growth of our own operations in mainland China and our own partnership with Bank of Communications."

The transaction, which is subject to regulatory approvals, is expected to complete during the first half of 2014.

Media enquiries to:
Vinh Tran	+852 2822 4924	vinhtran@hsbc.com.hk
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Heidi Ashley	+44 20 7992 2045	heidi.ashley@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 10 December 2013